FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2013

BUENAVENTURA MINING COMPANY INC.

 (Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Buenaventura Announces Second Quarter and

Six-Month Period 2013 Results

Lima, Peru, July 30, 2013 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest, publicly-traded precious metals mining company, announced today results for the second quarter 2013 (2Q13) and six-month (6M13) periods, ended June 30, 2013. All figures have been prepared in accordance with IFRS (International Financial Reporting Standards), are on a non GAAP basis and are stated in U.S. dollars (US$).

Comments from the Chief Executive Officer:

Mr. Roque Benavides, Buenaventura’s Chief Executive Officer, stated:

“During the second quarter, metal prices declines significantly impacted our results, in addition to:

1.    Lower production in Uchucchacua due to a 10-day strike.

2.    Lower revenues and quotation period adjustments in El Brocal and Cerro Verde.

3.    Impairment and write-down adjustments at Yanacocha.

As a consequence, results were lower than expected. Net income in the second quarter was US$19.0 million, 88% lower than the figure reported in 2Q12 (US$153.2 million). EBITDA from Buenaventura’s Direct Operations was US$40.3 million, 65% lower than the figure reported in 2Q12 (US$114.6 million), while EBITDA, including Associates, decreased 47%, from US$351.8 million in 2Q12 to US$187.5 million in 2Q13.

The Company is focusing its activities on value creation by:

1.    Stopping production in non-profitable operations (Antapite, Poracota and Shila-Paula) and evaluating the performance of the other units.

2.    Focusing mine exploration activities on high grade and accessible targets.

3.    Increasing mining operation efficiency / Orcopampa and Uchucchacua.

4.    Focusing on brownfield explorations to reduce risk.

5.    Capital expenditures’ control.

Financial Highlights (in millions of US$, except EPS figures):

	2Q13	2Q12	Var%	6M13	6M12	Var%
Total Revenues	285.8	350.5	-18%	640.5	727.5	-12%
Operating Income	-4.3	81.2	-105%	55.1	213.1	-74%
EBITDA Direct Operations	40.3	114.6	-65%	134.1	286.2	-53%
EBITDA Including Associates	187.5	351.8	-47%	455.9	770.6	-41%
Net Income	19.0	153.2	-88%	121.6	361.3	-66%
EPS*	0.07	0.60	-88%	0.48	1.42	-66%

(*) as of June 30, 2013, Buenaventura had 254,186,867 shares outstanding.

Compañía de Minas Buenaventura S.A.A.

Second Quarter and Six-Month 2013 Results

Operating Revenues

During 2Q13, net sales were US$273.1 million, an 18% decrease compared to the US$331.8 million reported in 2Q12. This was explained by lower metal prices.

Royalty income decreased 32%, to US$12.7 million in 2Q13 compared to the US$18.7 million reported in 2Q12. This was due to lower revenues at Yanacocha.

Operating Highlights	2Q13	2Q12	Var%	6M13	6M12	Var%
Net Sales (in millions of US$)	273.1	331.8	-18%	614.0	690.7	-11%
Average Realized Gold Price Gold (US$/oz)*	1,388	1,619	-14%	1,477	1,673	-12%
Average Realized Gold Price (US$/oz) inc. Associates	1,401	1,614	-13%	1,499	1,660	-10%
Average Realized Silver Price (US$/oz)*	23.88	29.42	-19%	25.82	30.53	-15%
Average Realized Lead Price (US$/MT)*	2,066	1,927	7%	2,137	1,956	9%
Average Realized Zinc Price (US$/MT)*	1,841	1,922	-4%	1,897	1,963	-3%
Average Realized Copper Price (US$/MT)*	7,067	7,827	-10%	7,506	8,254	-9%

(*) Buenaventura’s Direct Operations

Sales Content
	2Q13	2Q12	Var%	6M13	6M12	Var%
Gold Oz Direct Operations	116,751	107,661	8%	241,377	234,241	3%
Gold Oz inc Associated	258,490	287,985	-10%	520,595	579,363	-10%
Silver Oz	4,541,688	4,558,020	0%	7,782,423	7,354,671	6%
Lead MT	7,934	9,358	-15%	14,617	11,476	27%
Zinc MT	10,775	14,449	-25%	20,979	22,381	-6%
Copper MT	4,503	824	446%	9,611	6,535	47%

(*) Buenaventura’s Direct Operations

Net sales for the first six months of 2013 were US$614.0 million, 11% lower than in the first six months of 2012, while royalty income was US$26.5 million in 6M13, a 28% decrease compared to the US$36.8 million reported in 6M12.

Compañía de Minas Buenaventura S.A.A.

Second Quarter and Six-Month 2013 Results

Production and Operating Costs

Buenaventura’s equity production1 in 2Q13 was 98,210 ounces of gold, 8% lower than the 107,168 ounces reported in 2Q12, mainly due to a production decline at Orcopampa and Poracota. This was offset by a production increase at La Zanja and Breapampa. Silver production, including associated companies, during 2Q13 was 4,420,340 million ounces, a 2% decrease when compared to the figure reported in 2Q12 (4,509,259 million oz.).

Equity production1 in 6M13 was 203,673 ounces of gold and 9.1 million ounces of silver. This represented a 9% decrease in gold production (107,168 oz. in 2012), and a 7% increase in silver production compared to 6M12 (8.5 million oz.).

Equity Production [1]
	2Q13	2Q12	Var%	6M13	6M12	Var%
Gold (oz) Direct Operations	98,210	107,168	-8%	203,673	225,002	-9%
Gold (oz) inc. Associated	239,604	277,394	-14%	483,433	555,191	-13%
Silver (oz) inc. Associated	4,420,340	4,509,259	-2%	9,145,136	8,523,034	7%
Lead ( MT)	6,552	6,910	-5%	13,603	11,625	17%
Zinc ( MT)	10,620	11,842	-10%	20,234	19,245	5%
Copper (MT) inc. Associated	14,911	13,629	9%	28,269	29,044	-3%

Orcopampa’s (100% owned by Buenaventura) total gold production in 2Q13 was 54,988 ounces, 9% lower than the 60,745 ounces reported in 2Q12. Production from the Chipmo mine during 2Q13 was 50,196 ounces, 12% lower compared to the 56,762 ounces reported in 2Q12, due to lower ore grade (see Appendix 2). The old tailings treatment produced 4,791 ounces of gold (compared to 3,984 oz. in 2Q12). Total gold production in 6M13 was 8,903 ounces, an 18% decrease when compared to 6M12 (10,891 oz.).

Cash operating cost in 2Q13 was US$792/oz., 46% higher when compared to 2Q12 (US$542/oz.). This was mainly explained by the lower gold production and higher contractor costs that resulted from an increase in drilling works and drifting to reach Pucay area.

At Uchucchacua (100% owned by Buenaventura), total silver production in 2Q13 was 2.7 million ounces, in-line with 2Q12 production. The lower ore treated, due to a 10-day strike in April, was offset by an increase in the recovery rate, from 72% (2Q12) to 83% (2Q13)(see Appendix 2). Zinc production in 2Q13 was 1,938 MT, 5% lower than the figure reported in 2Q12 (2,036 MT), while lead production increased 4% (1,966 MT in 2Q13 vs. 1,891 MT in 2Q12). During 2013, silver production was 5.7 million ounces; zinc production was 3,936 MT, while lead production was 4,171 MT vs. 5.5 million ounces, 4,247 MT and 3,981 MT, respectively, in 6M12.

Despite the 10-day strike impact, cash operating cost in 2Q13 was US$16.20/oz., 3% lower than the figure reported in 2Q12 (US$16.65/oz.) due to:

1.	A better recovery rate
2.	Lower reagent consumption (cyanide and lime) due to plant optimization
3.	Lower treatment charges due to lower prices

1 Production from Direct Operations includes 100% of Buenaventura’s operating units, 100% of CEDIMIN, 53.06% of La Zanja, 40.10% of Tantahuatay and 53.76% of El Brocal.

Compañía de Minas Buenaventura S.A.A.

Second Quarter and Six-Month 2013 Results

At Julcani (100% owned by Buenaventura), total production in 2Q13 was 548,890 ounces of silver, 9% lower compared to 2Q12 (602,764 ounces) due to lower ore grade, a 20-day stoppage that was offset by the increase in plant capacity (from 400 TPD to 500 TPD). During 6M13, silver production was 1.16 million ounces, 6% lower than the 1.23 million figure reported in 6M12.

Silver cash operating cost in 2Q13 was US$15.64/oz., 27% higher than 2Q12 (US$12.33/oz.), mainly explained by higher expenses for contractors due to productivity bonuses that were paid in April and unexpected expenses related to the stoppage.

Breapampa’s (100% owned by Buenaventura) total production in 2Q13 was 19,342 ounces of gold with a cash cost of US$410/oz.

La Zanja’s (53.06% owned by Buenaventura) total production in 2Q13 was 37,045 ounces of gold, a 34% increase when compared to 2Q12 (27,687 oz.) due to an increase in the ore grade (0.73 g/MT in 2Q13 vs 0.55 g/MT in 2Q12). 6M13 gold production was 68,251 ounces, 26% higher than in 6M12 (54,016 oz.), but in-line with La Zanja’s mining plan.

Cash operating cost in 2Q13 was US$579/oz., 5% lower than 2Q12 (US$607/oz.) due to a better stripping ratio (0.22 in 2Q13 vs 0.67 in 2Q12).

Tantahuatay’s (40.10% owned by Buenaventura) total production in 2Q13 was 35,382 ounces of gold (14,188 oz. attributable to Buenaventura) 10% lower than the figure reported in 2Q12 (39,129 oz. and 15,691 oz. attributable to Buenaventura). During 6M13, gold production was 69,689 ounces (27,945 oz. attributable to Buenaventura).

Cash operating cost in 2Q13 was US$447/oz., 16% higher than 2Q12 (US$385/oz.) due to the lower tonnage treated, to keep within the limits of the permits, and silver by-product contribution.

At El Brocal (53.76% owned by Buenaventura), copper production was 5,050 MT vs 496 MT reported in 2Q12. For 6M13, copper production increased 57% (9,586 MT in 2Q13 versus 6,110 MT in 2Q12). Copper cash cost was US$6,524/MT, in-line with the figure reported in 2Q12 (US$6,500/MT).

Silver production decreased 69% from 1.3 ounces in 2Q12 to 0.4 ounces in 2Q13 due to lower tonnage treated and ore grade. For 6M13, silver production decreased 49% from 1.7 million oz. (in 2Q12) to 0.9 million oz. (in 2Q13).

During 2Q12, total zinc production was 10,832 MT, a 23% decrease when compared to the 14,044 MT reported in 2Q13. However, in 6M13, copper production increased 57% (9,586 MT in 2Q13 versus 6,110 MT in 2Q12). Zinc cash cost was US$1,073/MT, 29% lower than the figure reported in 2Q12 (US$1,511/MT).

General and Administrative Expenses

General and administrative expenses in 2Q13 were US$23.6 million, 6% lower than the figure reported in 2Q12 (US$25.0 million). This expense included a US$5.7 million charge related to the merger with our subsidiary CEDIMIN. For the six-month period of 2013, general and administrative expenses were US$39.6 million versus US$54.8 million in the same period of 2012, representing a decline of 28%.

Compañía de Minas Buenaventura S.A.A.

Second Quarter and Six-Month 2013 Results

Exploration in Non-Operating Areas

Exploration in non-operating areas during 2Q13 reached a positive US$4.1 million, compared to US$26.4 million reported in 2Q12. During the period, Buenaventura’s main exploration efforts were focused on the following projects: Chanca (US$1.3 million), Surichata (US$0.8 million) and La Zanja underground (US$0.8 million). For 6M13, exploration in non-operating areas were US$17.7 million versus US$45.8 million in 6M12, representing a decrease of 61%.

Operating Income

Operating income in 2Q13 was a negative US$4.3 million, compared to the US$81.2 million reported in 2Q12. This decrease was mainly due to 18% lower revenues and 30% higher operating costs.

For 6M13, operating income was US$55.1 million, versus US$210.9 million in 6M12, representing a decrease of 74%.

Share in Associated Companies

During 2Q13, Buenaventura’s share in associated companies were US$48.8 million, 60% lower than the US$122.2 million reported in 2Q12. Yanacocha’s contribution towards these results decreased 73%, from US$86.6 million in 2Q12 to US$23.8 million in 2Q13; Cerro Verde’s contribution decreased 39%, from US$34.0 million in 2Q12 to US$20.8 million in 2Q13. Coimolache’s (Tantahuatay mine) contribution decreased 79% (US$2.1 million in 2Q13 vs. US$9.6 million in 2Q12).

During 6M13, Buenaventura’s share in associated companies was US$133.0 million, 48% lower than the figure reported in 2012 (US$258.0 million).

YANACOCHA

At Yanacocha (43.65% owned by Buenaventura), 2Q13 gold production was 291,428 ounces of gold, 25% lower than 2Q12 production (389,979 oz.), but higher than previously mentioned in the guidance. Accumulated gold production in 2013 was 576,903 ounces, 24% lower than 2013 (756,407 oz.).

Costs applicable to sales (CAS) at Yanacocha in 2Q13 were US$676/oz., 39% higher than the figure reported in 2Q12 (US$488/oz.) explained by a US$163/oz. inventories write-down from La Quinua, Yanacocha and Maqui Maqui pads, due to the fall in gold prices. As a result of this US$48.5 million adjustment, net income decreased 73% (US$54.5 million in 2Q13 vs. US$198.3 million in 2Q12). Accumulated net income in 2013 was US$171.3 million, 57% lower than 2012 (US$400.3 million).

During 2Q13, EBITDA totaled US$177.2 million, a 53% decrease compared to 2Q12 (US$375.3 million). Accumulated EBITDA in 2013 was US$438.1 million, 41% lower than 2013 (US$739.2 million).

Capital expenditures at Yanacocha were US$119.6 million in 2Q13 (US$332.9 million in 2Q12) and US$253.3 million in 6M13 (US$560.3 million in 6M12).

Compañía de Minas Buenaventura S.A.A.

Second Quarter and Six-Month 2013 Results

CERRO VERDE

At Cerro Verde (19.58% owned by Buenaventura), 2Q13 copper production was 61,813 MT (12,103 MT attributable to Buenaventura), a 28% increase compared to 2Q12 (48,144 MT and 9,427 MT attributable to Buenaventura). Accumulated total copper production in 2013 was 117,026 MT (22,914 MT attributable to Buenaventura), 11% lower than 131,625 MT in 2013 (25,772 MT attributable to Buenaventura).

During 2Q13, Cerro Verde reported net income of US$106.3 million, a 39% decrease compared to US$173.9 million in 2Q12. This was mainly due to a 19% decrease in sales revenues (US$389.6 million in 2Q13 versus US$482.2 million in 2Q12) explained by the lower copper prices. Accumulated net income in 2013 was US$245.1 million, 40% lower than US$406.1 million in 2013.

Capital expenditures at Cerro Verde in 2Q13 totaled US$240.3 million and US$410.3 in 2013.

COIMOLACHE (Tantahuatay operation)

At Coimolache (40.10% owned by Buenaventura), attributable contribution was US$2.1 million (US$9.6 million in 2Q12). During 6M13, attributable contribution was US$10.2 million (US$17.9 million in 6M12).

CANTERAS DEL HALLAZGO (Chucapaca project)

Studies are currently being conducted towards evaluating a potential underground mining scenario, a review of capital expenditures, along with the construction of a decline towards the higher grade area oriented to the high grade resource enhancement.

Net Income

Buenaventura’s 2Q13 net income was US$19.0 million (US$0.07 per share), an 88% decrease compared to the US$153.2 million (US$0.60 per share) reported in 2Q12. Accumulated net income in 6M13 was US$121.6 million (US$0.48 per share), 66% lower compared to 6M12 (US$361.3 million).

Project Development

LA ZANJA DEVELOPMENT PROGRAM

•	The Pampa Verde Project will allow the development of a new open pit, an expansion of the current leach pad and improvements to the operation’s road access. Construction began in 2Q11. Total investment in this project is US$78 million. Completion is expected for 3Q13.
•	Additional geotechnical work was done for the slope stability during 1Q13.

RIO SECO MANGANESE SULFATE PLANT

•	Buenaventura continued with the construction of the manganese sulphate plant. The total budget for this project is expected at US$ 90.0 million. As the conclusion of 2Q13, total expenditures had reached US$ 84.8 million.
•	The project includes an acid leaching plant, a sulphuric acid production plant and a manganese sulphate crystallization plant; it also includes a warehouse to store low manganese Ag-Pb concentrate and one to store the finished manganese sulphate crystals.
•	As of 2Q13, equipment commissioning for all three plants was being carried out.
•	The project is expected to begin operations during 3Q13.

Compañía de Minas Buenaventura S.A.A.

Second Quarter and Six-Month 2013 Results

HUANZA HYDROELECTRICAL PLANT

•	Construction progress at the Huanza Project during the quarter included:
1.	Water Conduction Tunnel: 10,074 meters of construction - 100% complete.
2.	Power plant: civil work - 100% complete.
3.	Pallca Dam: 100% complete.
4.	Penstock: 100% complete.
5.	Construction of Generator Number 2 is nearly complete and Generator Number 1 is 50% completed.
6.	Commissioning of the Pallca Dam has been completed, tunnel commissioning is almost completed, Penstock and the test running of unit 2 is expected by August 15.

Board Resolutions

As part of the cash control strategy, the Board of Directors proposed the modification of the dividend policy. The new policy is: Buenaventura will distribute an annual cash dividend of at least 20% of net income generated by majority-owned operations and subsidiaries. In the case of Buenaventura’s Associates (Coimolache, Cerro Verde and Yanacocha), 20% of their net income will be included if they distribute cash dividends to Buenaventura.

Compañía de Minas Buenaventura S.A.A.

Second Quarter and Six-Month 2013 Results

* * *

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Poracota*, Uchucchacua*, Breapampa*, Mallay*, Julcani*, Antapite*, Recuperada*, Shila-Paula* El Brocal, La Zanja and Coimolache.

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer, and 49% of Canteras del Hallazgo S.A, owner the Chucapaca project.

For a printed version of the Company’s 2012 Form 20-F, please contact the investor relations contacts on page 1 of this report, or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**

APPENDIX 1

Equity Participation in Subsidiaries and Affiliates (as of June 30, 2013)
	BVN	Operating
	Equity %	Mines / Business
Consorcio Energetico de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical Project
Buenaventura Ingenieros S.A*	100.00	Engineering Consultant
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	53.76	Colquijirca and Marcapunta
Canteras del Hallazgo S.A **	49.00	Chucapaca Project
Compañía Minera Coimolache S.A **	40.10	Tantahuatay
Minera Yanacocha S.R.L **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.58	Cerro Verde

(*)Consolidates

(**) Equity Accounting

Compañía de Minas Buenaventura S.A.A.

Second Quarter and Six-Month 2013 Results

APPENDIX 2

	GOLD PRODUCTION
	Three Months Ended June 30						Six Months Ended June 30
	Orcopampa			Orcopampa Old Tailings			Orcopampa			Orcopampa Old Tailings
	2013	2012	%	2013	2012	%	2013	2012	%	2013	2012	%
Ore Milled DST	118,818	118,633	0%	143,181	112,460	27%	251,018	248,130	1%	279,705	252,216	11%
Ore Grade OZ/ST	0.46	0.50	-7%	0.04	0.04	8%	0.45	0.50	-10%	0.04	0.05	-17%
Recovery Rate %	95.0%	96.5%	-2%	77.6%	84.8%	-8%	95.6%	96.1%	0%	75.14%	86.7%	-13%
Ounces Produced	50,196	56,762	-12%	4,791	3,984	20%	108,565	119,120	-9%	8,903	10,891	-18%

Orcopampa Total Production		2Q13	54,987	2Q12	60,745	6M13	117,468	6M12	130,010

	La Zanja						Tantahuatay
	2Q13	2Q12%		6M13	6M12%		2Q13	2Q12%		6M13	6M12%
Ounces Produced	37,045	27,687	34%	68,251	54,016	26%	35,382	39,129	-10%	69,689	66,735	4%

	Breapampa
	2Q13	2Q12%		6M13	6M12%
Ounces Produced	19,342		NA	39,826		NA

	SILVER PRODUCTION
	Three Months Ended June 30						Six Months Ended June 30
	Uchucchacua			Colquijirca			Uchucchacua			Colquijirca
	2013	2012	%	2013	2012	%	2013	2012	%	2013	2012	%
Ore Milled DST	257,940	287,893	-10%	638,003	912,726	-30%	546,714	573,767	-5%	1,046,298	1,277,962	-18%
Ore Grade OZ/ST	12.78	13.08	-2%	0.83	2.57	-68%	12.68	13.18	-4%	1.05	2.16	-51%
Recovery Rate %	82.6%	72.1%	15%	60.1%	58.9%	2%	81.6%	72.2%	13%	65.7%	60.3%	9%
Ounces Produced	2,723,364	2,715,552	0.29%	317,455	1,271,694	-75%	5,651,920	5,460,195	4%	722,648	1,542,232	-53%

	ZINC PRODUCTION
	Three Months Ended June 30						Six Months Ended June 30
	Uchucchacua			Colquijirca			Uchucchacua			Colquijirca
	2013	2012	%	2013	2012	%	2013	2012	%	2013	2012	%
Ore Milled DST	257,940	287,893	-10%	638,003	730,511	-13%	546,714	573,767	-5%	1,046,298	1,095,747	-5%
Ore Grade %	1.25%	1.34%	-7%	2.87%	3.04%	-6%	1.20%	1.40%	-14%	2.89%	3.11%	-7%
Recovery Rate %	66.3%	58.1%	14%	65.18%	66.3%	-2%	66.3%	57.5%	15%	64.91%	67.8%	-4%
ST Produced	2,136	2,244	-5%	11,940	14,693	-19%	4,339	4,682	-7%	19,601	23,078	-15%

Compañía de Minas Buenaventura S.A.A.

Second Quarter and Six-Month 2013 Results

APPENDIX 3: EBITDA RECONCILIATION (in thousands of US$)

	2Q13	2Q12	6M13	6M12
Net Income	20,859	171,137	131,792	393,152
Add / Substract:	19,465	-56,497	2,316	-106,997
Provision for income tax, net	10,434	32,403	42,945	79,639
Share in associated companies by the equity method, net	-48,806	-122,190	-132,974	-258,381
Interest income	-700	-2,542	-1,656	-5,291
Interest expense	7,150	1,884	8,353	3,180
Loss on currency exchange difference	6,715	496	6,603	781
Long Term Compensation provision	-8,692	0	-17,558	7,315
Depreciation and Amortization	46,494	28,391	85,670	51,795
Workers’ participation provision	1,178	5,061	5,241	13,965
Write-Down Adjustment	5,692	0	5,692	0
EBITDA Buenaventura Direct Operations	40,324	114,640	134,108	286,155
EBITDA Yanacocha (43.65%)	98,502	163,837	212,394	322,661
EBITDA Cerro Verde (19.58%)	39,054	56,458	84,282	130,255
EBITDA Coimolache (40.10%)	9,636	16,856	25,141	31,555
EBITDA Buenaventura + All Associates	187,516	351,791	455,925	770,626

Note:

EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including Affiliates) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Yanacocha) (2) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (3) Buenaventura’s equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the affiliated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities, determined in accordance with IFRS, as an indicator of cash flows or as a measure of liquidity.

Compañía de Minas Buenaventura S.A.A.

Second Quarter and Six-Month 2013 Results

APPENDIX 5

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Financial Position

As of June 30, 2013 and December 31, 2012

	2013	2012
	US$(000)	US$(000)
Assets
Current assets
Cash and cash equivalents	99,276	186,712
Financial assets at fair value through profit and loss	52,982	54,509
Trade and other accounts receivable, net	238,491	362,904
Inventory, net	156,027	157,533
Income tax credit	37,439	24,629
Prepaid expenses	13,908	11,837
Total current assets	598,123	798,124

Non-current assets
Trade and other accounts receivable, net	40,949	40,079
Long-term inventory	27,501	40,253
Investment in associates	2,570,455	2,441,039
Mining concessions, development costs and property, plant and equipment, net	1,346,653	1,159,805
Deferred income tax asset, net	100,089	111,701
Other assets	4,865	5,123
Total non-current assets	4,090,512	3,798,000

Total assets	4,688,635	4,596,124

Liabilities and shareholders’ equity
Current liabilities
Trade and other accounts payable	247,776	259,537
Provisions	35,932	71,780
Embedded derivatives for concentrate sales, net	17,420	4,939
Income tax payable	3,808	7,935
Financial obligations	22,686	5,815
Total current liabilities	327,622	350,006

Non-current liabilities
Trade accounts payable and other liabilities	5,288	731
Provisions	122,737	100,041
Financial obligations	216,517	173,489
Total non-current liabilities	344,542	274,261

Total liabilities	672,164	624,267

Shareholders’ equity
Capital stock, net of treasury shares of US$(000)62,665	750,497	750,540
Investment shares, net of treasury shares of (000) US$765	1,396	1,399
Additional paid-in capital	219,055	219,471
Legal reserve	162,663	162,663
Other reserves	269	269
Retained earnings	2,618,304	2,572,943
Other equity reserves	491	925
	3,752,675	3,708,210
Non-controlling interest	263,796	263,647
Total shareholders’ equity	4,016,471	3,971,857

Total liabilities and shareholders’ equity	4,688,635	4,596,124

Compañía de Minas Buenaventura S.A.A.

Second Quarter and Six-Month 2013 Results

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Income

For the six-month periods ended June 30, 2013 and 2012

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2013	2012	2013	2012
	US$(000)	US$(000)	US$(000)	US$(000)
Operating income
Net sales	273,099	331,768	613,972	690,749
Royalty income	12,693	18,696	26,495	36,753
Total operating income	285,792	350,464	640,467	727,502

Operating costs
Cost of sales, without considering depreciation and amortization	(172,869)	(135,737)	(331,004)	(268,693)
Exploration in operation units	(49,681)	(38,143)	(96,050)	(66,812)
Depreciation and amortization	(46,494)	(28,391)	(85,670)	(51,795)
Royalties	(6,929)	(9,279)	(16,595)	(19,157)
Total operating costs	(275,973)	(211,550)	(529,319)	(406,457)

Gross profit	9,819	138,914	111,148	321,045

Operating expenses
Administrative expenses	(23,602)	(24,978)	(39,561)	(54,796)
Exploration in non-operating areas	4,085	(26,402)	(17,675)	(45,829)
Selling expenses	(3,970)	(4,304)	(8,480)	(7,077)
Other, net	9,320	(2,042)	9,631	(263)
Total operating expenses	(14,167)	(57,726)	(56,085)	(107,965)

Operating profit (loss)	(4,348)	81,188	55,063	213,080

Other income (expenses), net
Share in the results of associates	48,806	122,190	132,974	258,381
Financial income	700	2,542	1,656	5,291
Financial expenses	(7,150)	(1,884)	(8,353)	(3,180)
Net loss from currency exchange difference	(6,715)	(496)	(6,603)	(781)
Total other income, net	35,641	122,352	119,674	259,711

Profit before income taxes and minority interest	31,293	203,540	174,737	472,791

Income taxes	(10,434)	(32,403)	(42,945)	(79,639)

Net profit	20,859	171,137	131,792	393,152

Attributable to:
Non-controlling interest	1,906	17,913	10,162	31,833
Owners of the parent	18,953	153,224	121,630	361,319
	20,859	171,137	131,792	393,152

Basic and diluted earnings per share attributable to
Buenaventura, stated in U.S. dollars	0.07	0.60	0.48	1.42

Common and investment shares (in units)	254,186,867	254,202,571	254,186,867	254,202,571

Compañía de Minas Buenaventura S.A.A.

Second Quarter and Six-Month 2013 Results

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Cash Flows

For the six-month periods ended June 30, 2013 and 2012

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2013	2012	2013	2012
	US$(000)	US$(000)	US$(000)	US$(000)
Operating activities
Proceeds from sales	343,935	299,871	748,397	693,644
Value Added Tax (VAT) recovered	19,907	4,505	33,707	13,277
Royalties received	13,976	20,845	26,178	35,253
Dividends received	7,064	4,602	7,064	7,008
Interest received	1,165	3,333	2,141	5,378
Payments to suppliers and third-parties	(238,889)	(239,961)	(497,017)	(395,179)
Payments to employees	(14,551)	(23,031)	(84,634)	(121,827)
Payment of income tax	(30,910)	(54,343)	(54,988)	(75,819)
Payment of royalties	(8,708)	(10,377)	(17,494)	(20,060)
Payment of interest	(8,193)	(523)	(8,415)	(765)

Net cash and cash equivalents provided by operating activities	84,796	4,921	154,939	140,910

Investment activities
Income from sales of mining concessions, property, plant and equipment	3,015	-	3,015	-
Additions of mining concessions, development costs, property, plant and equipment	(147,223)	(92,211)	(233,264)	(168,682)
Payments for purchase of investment shares and contibution to associates	-	(13,047)	(3,685)	(17,789)
Associates loan income	14,964	-	14,964	-
Decrease (increase) in time-deposits	772	(750)	-	6,846

Net cash and cash equivalents used in investment activities	(128,472)	(106,008)	(218,970)	(179,625)

Financing activities
Dividends payments	(76,269)	(101,779)	(76,269)	(101,779)
Dividends payments to non-controlling interest	(3,133)	(4,957)	(6,573)	(34,179)
Decrease in financial obligations	(45)	(1,020)	(101)	(1,020)
Purchase of treasury shares	(462)	-	(462)	-
Increase in financial obligations	60,000	4,192	60,000	14,287

Net cash and cash equivalents used in financing activities	(19,909)	(103,564)	(23,405)	(122,691)

Net decrease in cash and cash equivalents during the period	(63,585)	(204,651)	(87,436)	(161,406)
Cash and cash equivalents at the beginning of the period	162,861	514,092	186,712	470,847

Cash and cash equivalents at period-end	99,276	309,441	99,276	309,441

Compañía de Minas Buenaventura S.A.A.

Second Quarter and Six-Month 2013 Results

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2013	2012	2013	2012
	US$(000)	US$(000)	US$(000)	US$(000)
Reconciliation of net profit to cash and cash equivalents provided by operating activities

Net profit attributable to owners of the parent	18,953	153,224	121,630	361,319

Add (less)
Depreciation and amortization	38,036	24,022	85,670	51,795
Deferred income tax	1,479	(729)	11,760	13,145
Net income attributable to minority interest	1,906	17,913	10,162	31,833
Provision for estimated fair value of embedded derivatives related to concentrate sales and adjustments on open liquidations	26,746	9,156	31,055	(10,193)
Accretion expense of provision for closure of mining and exploration units	5,255	1,363	6,148	2,417
Loss (gain) from currency exchange differences	6,715	496	6,603	781
Share in the results of associates, net of dividends received in cash	(41,742)	(117,588)	(125,910)	(251,373)
Income from sales of mining concessions, property, plant and equipment	(3,015)	-	(3,015)	-
Provisions	(16,507)	(20,856)	(13,032)	(13,542)

Net changes in operating assets and liabilities

Decrease (increase) in operating assets
Trade and other accounts receivable, net	33,565	(36,371)	88,471	(13,063)
Income tax credit	(8,221)	(5,122)	(11,867)	(4,677)
Inventory, net	22,462	1,722	22,304	(15,376)
Prepaid expenses	3,586	(20,558)	(1,908)	(5,235)

Increase (decrease) in operating liabilities
Trade and other accounts payable	15,954	(22,797)	(17,681)	7,803
Provisions	(20,068)	46,181	(51,324)	13,114
Income tax payable	(308)	(25,135)	(4,127)	(27,838)

Net cash and cash equivalents provided by operating activities	84,796	4,921	154,939	140,910

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: July 30, 2013